SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: July 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                          -----------------------------
                         (Jurisdiction of organization)


                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X      Form 40-F
                                       ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes         No X
                                       ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "WorldHeart") dated July 10, 2003 announcing that Lehman Brothers has revised and reissued a July 8, 2003 Company Update for Thoratec Corporation that contained incorrect information regarding WorldHeart's Novacor(R) LVAS (left ventricular assist system) product.

News Release

For Immediate Release


                LEHMAN BROTHERS ISSUES CORRECTION TO JULY 8, 2003
     COMPANY UPDATE: Unfounded Reference to World Heart Corporation Removed


OTTAWA - July 10, 2003 (OTCBB:WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) today announced that, at WorldHeart's request, Lehman Brothers has revised and reissued a July 8, 2003 Company Update for Thoratec Corporation. The July 8 update contained incorrect and unfounded suggestions that WorldHeart would need additional studies to obtain approval for use of its Novacor(R) LVAS (left ventricular assist system) by patients who are not candidates for heart transplantation.

"As we have announced, we are in active discussion with the U.S. Food and Drug Administration (FDA) to seek an expanded indication for Novacor LVAS. We expect, but cannot be certain that, a positive decision will result from this process during this year," Rod Bryden, WorldHeart's President and CEO, said.

"We  felt  it  necessary  to  offer  clarification   because  the  comments  and
impressions left by that report affected WorldHeart and its shareholders," Mr. Bryden added.

Novacor LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. It is commercially approved as a bridge to transplantation in the U.S. and Canada. On November 22, 2002, the FDA filed WorldHeart's Premarket Approval (PMA) Supplement seeking destination-therapy indication for its Novacor LVAS.

In Europe, the Novacor LVAS device has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is currently commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.


World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

                                                               .../2

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.


For more information, please contact:

Michelle Banning
Manager, Corporate Communications
(613) 226-4278, ext: 2995 or (510) 563-4995
communications@worldheart.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         World Heart Corporation


     Date: July 10, 2003                 By:  /s/  Ian Malone
                                            ------------------------------------
                                            Name:   Ian Malone
                                            Title:  Vice President Finance and
                                                    Chief Financial Officer